Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

DFC HOLDINGS, LLC,

DFC MERGER CORP.,

DAVID H. MURDOCK

AND

DOLE FOOD COMPANY, INC.

DATED AS OF AUGUST 11, 2013

- i -

(Continued)

- ii -

(Continued)

- iii -

(Continued)

Exhibits:

Exhibit A: Certificate of Incorporation of Surviving Corporation

Schedules:

Company Disclosure Schedule

- iv -

INDEX OF DEFINED TERMS

Terms	Section

Agreement	Preamble
Business Day	1.2
Certificate of Merger	1.3
Certificates	3.2(b)
Closing	1.2
Closing Date	1.2
Commitment Letters	5.9
Committee Financial Advisor	4.17(a)
Common Stock	Recitals
Company	Preamble
Company 10-K	4.8(a)
Company Board	Recitals
Company Board Recommendation	4.2(b)
Company Intellectual Property	4.15(a)
Company Material Adverse Effect	4.1
Company Options	3.3(a)
Company Performance Share Unit Awards	3.3(c)
Company Required Governmental Consent	4.3
Company Restricted Stock Awards	3.3(b)
Company Returns	4.12(b)
Company RSUs	3.3(b)
Company Stockholder Approval	4.16
Company Stockholders’ Meeting	2.2
Compliant	6.8
Constituent Corporations	1.1
Costs	6.3
D&O Insurance	6.3
Debt Commitment Letter	5.9
Debt Financing	5.9
Depositary	3.2(a)
DGCL	1.1
Disinterested Stockholder Approval	Recitals
Disinterested Stockholders	Recitals
Dissenting Shares	3.1(a)
DOJ	6.2
Effective Time	1.3
Environmental Laws	4.13(a)
Equity Commitment Letter	5.9
Equity Financing	5.9
Exchange Act	2.1(a)
Excluded Party	6.4(b)
Expenses	9.10(a)

Financing Sources	5.9
FTC	6.2
GAAP	4.8(a)
Governmental Entity	4.3
HSR Act	4.3
Indemnified Parties	6.3
Intervening Event	6.4(b)
June Balance Sheet	4.12(b)
Knowledge	4.5(b)
Lenders	5.9
Lien	4.4
LTIP	3.3(d)
Marketing Period	6.8
Merger	Recitals
Merger Consideration	1.8(c)
Murdock	Preamble
No-Shop Period Start Date	6.4(a)
Notice of Board Action	6.4(c)
Notice Period	6.4(c)
Orders	4.11
Other Filings	2.1(a)
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent Material Adverse Effect	5.1
Parent Required Governmental Consents	5.3
Parent Shares	Recitals
Past SEC Documents	4.7
Person	6.4(b)
Preferred Stock	4.5(a)
Proceedings	4.11
Proxy Statement	2.1(a)
Proxy Statement Clearance Date	2.1(b)
Purchaser	Preamble
Required Cash Amount	5.9
Required Information	6.8(b)
Responsible Parties	6.4(a)
Schedule 13E-3	2.1(a)
SEC	2.1(a)
Secretary	1.3
Section 203	4.18
Securities Act	4.3
Solvent	5.10
Special Committee	Recitals
Subsidiary	1.8(b)
Superior Proposal	6.4(b)
Surviving Corporation	1.1

Tax	4.12(a)
Tax Returns	4.12(a)
Taxing Authority	4.12(a)
Termination Fee	9.11
Transaction Proposal	6.4(b)
Treasury Shares	1.8(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of August 11, 2013 (“Agreement”) among DFC Holdings, LLC, a Delaware limited liability company (“Parent”), DFC Merger Corp., a Delaware corporation (“Purchaser”), whose sole stockholder is Parent, David H. Murdock, an individual (“Murdock”), and Dole Food Company, Inc., a Delaware corporation (the “Company”).

R E C I T A L S

A. Parent desires to acquire beneficial ownership of all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Common Stock”), and has caused Purchaser to be formed to accomplish such purpose.

B. Murdock is presently the beneficial owner of 35,568,585 shares of Common Stock that he intends to contribute, through Parent, to Purchaser prior to the Merger (such shares, together with any shares of Common Stock hereafter acquired or beneficially owned by Murdock, Parent, Purchaser or their respective affiliates, collectively, the “Parent Shares”).

C. The respective Boards of Directors of Parent and Purchaser have approved the merger of Purchaser with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, and have approved and declared advisable this Agreement.

D. The Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”), has approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, and has approved and declared advisable this Agreement.

E. The Merger also requires the approval (the “Disinterested Stockholder Approval”) of the holders of a majority of the issued and outstanding shares of Common Stock beneficially owned by the stockholders of the Company other than Murdock, Parent, Purchaser and their respective affiliates (the “Disinterested Stockholders”).

NOW, THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser shall be merged with and into the Company at the Effective Time. The Company shall continue as the surviving corporation (the “Surviving Corporation”) in the Merger and the separate corporate existence of Purchaser shall cease (Purchaser and the Company are sometimes referred to herein as the “Constituent Corporations”).

Section 1.2 Closing. Unless this Agreement has been terminated and the transactions herein contemplated have been abandoned pursuant to Article VIII, the closing of the Merger (the “Closing”) will take place at 12:00 p.m. (Eastern Time) on the second Business Day after satisfaction or waiver of the conditions set forth in Article VII (other than such conditions that, by their terms, may only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or waiver of such conditions), at 10900 Wilshire Boulevard, Los Angeles, California 90024, unless another date, time or place is agreed to in writing by the parties hereto; provided that, without the prior written consent of Parent, the Closing shall not occur prior to the earlier of (a) a date during the Marketing Period specified by Parent on no fewer than two Business Days’ notice to the Company or (b) if no such date has been specified by Parent, the second Business Day following the final day of the Marketing Period. The day on which the Closing takes place is referred to as the “Closing Date.” For purposes of this Agreement, the term “Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

Section 1.3 Effective Time. On the Closing Date, the Surviving Corporation shall file a certificate of merger (the “Certificate of Merger”) executed in accordance with the DGCL with the Secretary of State of the State of Delaware (the “Secretary”), and the Merger shall become effective at such time as the Certificate of Merger is accepted for filing by the Secretary or at such later time as is specified in the Certificate of Merger to which Purchaser and the Company shall have agreed to in writing (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL, including, without limitation, that, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation; By-laws.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to read in its entirety in the form attached hereto as Exhibit A and, as so amended, until thereafter further amended as provided therein and under the DGCL, shall be the certificate of incorporation of the Surviving Corporation following the Merger.

(b) The by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended to conform to the by-laws of Purchaser, except that the name of the Surviving Corporation shall be “Dole Food Company, Inc.” and, as so amended, until thereafter further amended as provided therein and under the DGCL, shall be the by-laws of the Surviving Corporation following the Merger.

Section 1.6 Directors. The directors of the Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or as otherwise provided by law.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation immediately after the Effective Time, all such officers to hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or as otherwise provided by law.

Section 1.8 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the Common Stock or any shares of capital stock of Purchaser:

(a) Common Stock of Purchaser. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into one share of the common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock. Each share of the Common Stock that is owned by the Company or by any direct or indirect wholly owned Subsidiary of the Company (the “Treasury Shares”) issued and outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no cash or other treasury stock consideration shall be delivered or deliverable in exchange therefor. “Subsidiary” of any Person means another Person if the first Person or a subsidiary thereof owns an amount of the voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of the Board of Directors (or other governing body) of such Person or, if there are no such voting interests, if the first Person or a subsidiary thereof owns 50% or more of the equity interests of such Person.

(c) Conversion of the Common Stock. Each share of the Common Stock issued and outstanding immediately prior to the Effective Time, except for (i) the Parent Shares, (ii) the Treasury Shares and (iii) Dissenting Shares, shall be converted into the right to receive in cash from the Surviving Corporation following the Merger $13.50 per share in cash (the “Merger Consideration”), without interest, and subject to deduction for any required withholding taxes, upon surrender of the Certificates representing such shares of Common Stock pursuant to Section 3.2. The term “Merger Consideration” shall mean the per share amount in reference to the consideration designated on a per share basis, and otherwise shall refer to the aggregate consideration represented by the per share amount multiplied by the total number of shares of Common Stock (other than Parent Shares, Treasury Shares and Dissenting Shares) then outstanding.

(d) Cancellation of Parent Shares. Each Parent Share issued and outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(e) Cancellation of the Common Stock. As of the Effective Time, all shares of the Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate (other than holders of Parent Shares, Treasury Shares and Dissenting Shares) representing any such shares of the Common Stock shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, and subject to deduction for any required withholding taxes, upon surrender of such Certificate in accordance with Section 3.2.

Section 1.9 Further Assistance. If at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Constituent Corporations acquired or to be acquired as a result of the Merger or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees are authorized to execute and deliver, in the name and on behalf of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Constituent Corporations, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, properties or assets of the Constituent Corporations acquired or to be acquired as a result of the Merger and otherwise to carry out the purpose of this Agreement.

ARTICLE II

PROXY STATEMENT; STOCKHOLDERS’ MEETING

Section 2.1 Proxy Statement and Other Filings.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company, Murdock, Parent and Purchaser shall cooperate and promptly prepare and file with the Securities and Exchange Commission (“SEC”) a proxy statement relating to the meeting of the Company’s stockholders to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”), a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the Merger (the “Schedule 13E-3”) and any other filings made by or required to be made by the Company, Murdock, Parent or Purchaser with the SEC in connection with the Merger other than the Proxy Statement and Schedule 13E-3 (the “Other Filings”), if any. The parties shall cause the Proxy Statement, the Schedule 13E-3 and any Other Filings to comply as to form in all material respects with the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including Regulation 14A and Rule 13e-3, and any other applicable laws. The parties, after consultation with each other, will use all reasonable efforts to respond to any comments made by the SEC with respect to the Proxy Statement, the Schedule 13E-3 and any Other Filings. Each of Parent, Purchaser and the Company shall furnish to each other all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Proxy Statement, the Schedule 13E-3 and any Other Filings. Each party agrees that none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement, Schedule 13E-3 or any Other Filings will, at the respective times when such are filed with the SEC or are first published, given or mailed to the Company’s stockholders, as the case may be, at the time such stockholders vote on adoption of this Agreement or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) As promptly as reasonably practicable after the Proxy Statement Clearance Date, the Company shall cause the Proxy Statement to be mailed to its stockholders. The Proxy Statement shall include the Company Board Recommendation, subject to the Company Board’s right to withdraw, modify or amend such recommendation in accordance with the requirements of Section 6.4. “Proxy Statement Clearance Date” means the later to occur of (i) if the SEC has not informed the Company that it intends to review the Proxy Statement on or prior to the tenth calendar day following the filing of the preliminary Proxy Statement, the date of the day following such tenth calendar day or (ii) if the SEC has informed the Company that it intends to review the Proxy Statement on or prior to the tenth calendar day following the filing of the preliminary Proxy Statement, the date that all comments received from the SEC have been cleared.

(c) No amendment or supplement to the Proxy Statement, the Schedule 13E-3 or any Other Filings will be made by the Company without the approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement, the Schedule 13E-3 or any Other Filings or comments thereon and responses thereto or requests by the SEC for additional information.

(d) Each of the parties agrees to use its best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement, the Schedule 13E-3 and the Other Filings. Each party agrees promptly to supplement, update and correct any information provided by it for use in the Proxy Statement, the Schedule 13E-3 and the Other Filings to the extent that it is or shall have become incomplete, false or misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent or Purchaser, or their respective officers and directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Proxy Statement, the Schedule 13E-3 or Other Filings, Parent shall promptly inform the Company. If at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy Statement, the Schedule 13E-3 or any Other Filing, the Company shall promptly inform Parent.

Section 2.2 Stockholders’ Meeting. In accordance with applicable law and the Company’s certificate of incorporation and by-laws, the Company shall call, give notice of and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as practicable for the purpose of obtaining the Company Stockholder Approval, including the Disinterested Stockholder Approval, and the Company shall use its best efforts to hold the Company Stockholders’ Meeting as promptly as practicable after the Proxy Statement Clearance Date.

ARTICLE III

DISSENTING SHARES; EXCHANGES OF SHARES; RELATED MATTERS.

Section 3.1 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who has complied with all of the relevant provisions of Section 262 of the DGCL or any successor provision (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal in accordance with Section 262 of the DGCL. A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such Common Stock held by such holder in accordance with the provisions of Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses such holder’s right to appraisal in accordance with Section 262 of the DGCL, in which case such Common Stock shall be converted into and represent only the right to receive the Merger Consideration, without interest thereon, and subject to deduction for any required withholding taxes, upon surrender of the Certificate or Certificates representing such shares of Common Stock pursuant to Section 3.2.

(b) (i) The Company shall give Parent prompt notice of any written demands for appraisal of any Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights of appraisal and (ii) Parent shall have the right to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal or agree to do any of the foregoing.

Section 3.2 Payment for Shares.

(a) Prior to the Effective Time, Parent shall (i) designate a bank or trust company to act as depositary in the Merger, which depositary shall be reasonably satisfactory to the Company (the “Depositary”), and Parent shall enter into an agreement with the Depositary, which agreement shall be in form and substance reasonably satisfactory to the Company, pursuant to which, after the Effective Time, the Depositary will distribute the Merger Consideration on a timely basis and (ii) irrevocably deposit or cause to be deposited with the Depositary the amounts required with respect to the conversion of the shares of Common Stock at the Effective Time pursuant to Section 1.8(c) as Certificates are surrendered.

(b) As soon as practicable after the Effective Time, the Depositary shall be instructed to mail to each record holder (other than holders of Parent Shares, Treasury Shares and Dissenting Shares) of a certificate or certificates that immediately prior to the Effective Time represented Shares (the “Certificates”) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss shall pass, only upon proper delivery of the Certificates to the Depositary) and instructions for its use in effecting the surrender of the Certificates in exchange for the Merger Consideration in customary form to be reasonably agreed to by Parent and the Company prior thereto. Upon surrender to the Depositary of a Certificate, together with a letter of transmittal duly executed and completed in accordance with the instructions thereon, the holder of such Certificate shall be entitled to receive in exchange therefor consideration equal to the number of shares of Common Stock represented by such Certificate multiplied by the Merger Consideration and such Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration, and any amount payable hereunder will be subject to deduction for any required withholding taxes. If the Merger Consideration is to be distributed to a Person other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of such distribution that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer (including signature guarantees if required by Parent) and that the Person requesting such distribution shall pay any transfer or other taxes required by reason of such distribution to a Person other than the registered holder of the Certificate surrendered or, in the alternative, establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. After 12 months following the Effective Time, the Surviving Corporation may require the Depositary to deliver to it any cash (including any interest received with respect thereto) that it has made available to the Depositary and that has not been disbursed to holders of Certificates, and thereafter such holders shall be entitled (subject to abandoned property, escheat and other similar laws) to look to the Surviving Corporation only as general creditors with respect to the cash payable upon due surrender of their Certificates. The Surviving Corporation shall pay all charges and expenses, including those of the Depositary, in connection with the distribution of the Merger Consideration. Until surrendered in accordance with the provisions of this Section 3.2, each Certificate (other than Certificates representing Parent Shares, Treasury Shares and Dissenting Shares) shall represent for all purposes the right to receive consideration equal to the Merger Consideration multiplied by the number of shares of Common Stock evidenced by such Certificate. From and after the Effective Time, holders of Certificates immediately prior to the Merger shall have no right to vote or to receive any dividends or other distributions with respect to any shares of Common Stock that were represented by such Certificates, other than any dividends or other distributions payable to holders of record as of a date prior to the Effective Time, and shall have no other rights in respect thereof other than as provided herein or by law.

(c) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, which are not Certificates in respect of (i) Parent Shares, (ii) Treasury Shares or (iii) Dissenting Shares the rights to which have been perfected and not withdrawn or lost under the DGCL, they shall be cancelled and exchanged for Merger Consideration as provided in this Article III.

(d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Depositary will issue a check in the amount equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration.

Section 3.3 Treatment of Stock Options, RSUs, Restricted Stock, Performance Share Units and LTIP.

(a) As of immediately prior to and conditioned upon the occurrence of the Effective Time, each holder (other than Murdock) of a then outstanding option to purchase shares of Common Stock (the “Company Options”), whether vested or unvested, shall be entitled to receive, and shall receive (without any action on the part of any such holder), from the Surviving Corporation, in settlement thereof, cash (without interest and net of applicable withholding taxes) in an amount equal to the product of (i) the Merger Consideration minus the applicable exercise price per share of such option multiplied by (ii) the number of shares of Common Stock that such option may purchase upon exercise, within 15 days after the Effective Time.

(b) As of immediately prior to and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of any time-based restricted stock unit award granted under any compensation plan or arrangement of the Company (“Company RSUs”) or time-based restricted stock award granted under any compensation plan or arrangement of the Company (the “Company Restricted Stock Awards”), each Company RSU and Company Restricted Stock Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash (without interest, and subject to deduction for any required withholding taxes) equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such Company RSU and Company Restricted Stock Award, and such amount shall be payable within 15 days after the vesting date (subject to the continued employment of the holder thereof with the Company or any of its Subsidiaries through the vesting date) for such Company RSU and Company Restricted Stock Award.

(c) As of immediately prior to and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of any performance-based restricted stock unit award (the “Company Performance Share Unit Awards”), each Company Performance Share Unit Award that is outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash (without interest, and subject to deduction for any required withholding taxes) equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such Company Performance Share Unit Award, and such amount shall be payable within 15 days after the vesting date (subject to the continued employment of the holder thereof with the Company or any of its Subsidiaries through the vesting date and the achievement of the performance metric) for such Company Performance Share Unit Award, subject to adjustment of the performance metric.

(d) With respect to any Company cash-based awards under the 2013 Self-Funded Cash Long-Term Incentive Plan (“LTIP”) that are outstanding as of immediately prior to the Effective Time, such awards shall continue to be in effect after the Effective Time according to their terms and the terms of the LTIP.

(e) Prior to the Effective Time, the Compensation Committee shall adopt such resolutions in a form reasonably acceptable to Parent and the Company shall take such other actions as may be necessary to effectuate the provisions of this Section 3.3.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Past SEC Documents (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward looking statements or cautionary, predictive or forward-looking in nature) or the Company Disclosure Schedule attached hereto (with respect to which any particular reference to a section of this Agreement shall be deemed to be disclosed under all other articles and sections of this Agreement to which it is reasonably apparent from the text that such disclosure is relevant to such other articles and sections), the Company represents and warrants to the Parent and the Purchaser as follows:

Section 4.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company has heretofore made available to the Parent true and complete copies of the Company’s certificate of incorporation and by-laws as currently in effect.

As used herein, the term “Company Material Adverse Effect” shall mean any adverse development, change, effect, event, occurrence, circumstance or state of facts (a) that has a material adverse effect on the financial condition, business, assets, properties, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) which would prevent or materially impair the ability of the Company to consummate the Merger, which has occurred or would reasonably be expected to occur as a result of such development, change, effect, event, occurrence, circumstance or state of facts, excluding in each case (i) any development, change, effect, event, occurrence, circumstance or state of facts resulting from general changes in economic and financial market conditions, (ii) changes in conditions (including as a result of changes in laws, including without limitation, common law, tariffs, export and import laws, rules and regulations or the interpretations thereof and as a result of weather conditions) generally applicable to the fresh produce industry that are not unique to the Company and its Subsidiaries, (iii) changes resulting from the announcement of the transactions described in this Agreement or the identity of the Parent or the Purchaser or from the performance of this Agreement and compliance with the covenants set forth herein, (iv) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Merger, (v) any decline in the market price, or change in trading volume, of any capital stock of the Company or (vi) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow, cash position or other financial measures (provided that the underlying cause of any decline, change or failure referred to in clause (v) or (vi) (if not otherwise falling within clauses (i) through (vi) above) may be taken into account in determining whether there is a “Company Material Adverse Effect”), except in the case of clauses (i) and (ii), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there is a “Company Material Adverse Effect”)). Notwithstanding the foregoing, a “Company Material Adverse Effect” shall be deemed to have occurred if, following the date of this Agreement, the Company and its Subsidiaries incur judgments or costs in connection with Proceedings (which judgments or costs are not covered by insurance or other third-party indemnity and which are likely, in the opinion of the Company’s general counsel, to be sustained on appeal or otherwise enforced against the Company or a Subsidiary of the Company) in an amount which results in an event of default under and an acceleration of the Company’s current principal credit facility.

Section 4.2 Corporate Authorization; Approvals.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and, subject to the Company Stockholder Approval, to consummate the Merger. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger have been duly authorized by all necessary corporate action on the part of the Company, and, except for the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of Murdock, Parent and the Purchaser, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable or fiduciary principles.

(b) The Company Board, at a meeting duly called and held on August 11, 2013, has unanimously, with Murdock abstaining, adopted resolutions, in accordance with the unanimous recommendation of the Special Committee, (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Disinterested Stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby and (iii) determining to recommend that the stockholders of the Company vote to adopt this Agreement (such recommendation, the “Company Board Recommendation”), subject to the Company Board’s right to withdraw, modify or amend such recommendation in accordance with the requirements of Section 6.4.

Section 4.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger require no action by or in respect of, or filing with, any federal, state or local governmental authority, any transgovernmental authority or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (each, a “Governmental Entity”), other than (a) the filing of (i) the Certificate of Merger in accordance with the DGCL and (ii) appropriate documents with the relevant authorities of other states or jurisdictions in which the Company or any Company Subsidiary is qualified to do business; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any applicable non-U.S. antitrust or competition-related laws; (c) compliance with any applicable requirements of the New York Stock Exchange; (d) compliance with any applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the Exchange Act; (e) such as may be required under any applicable state securities or blue sky laws or state takeover laws; and (f) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not, individually or in the aggregate, have a Company Material Adverse Effect (the filings and authorizations referred to in clauses (a) through (f) being referred to collectively as the “Company Required Governmental Consents”).

Section 4.4 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger do not and will not (a) contravene or conflict with the Company’s certificate of incorporation or by-laws, (b) assuming that all of the Company Required Governmental Consents are obtained, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any Company Subsidiary (except that no representation or warranty is made with respect to any antitrust statute, regulation, rule or other such restriction), (c) constitute a default under or give rise to a right of termination, cancellation or acceleration (with or without due notice or lapse of time or both) of any right or obligation of the Company or any Company Subsidiary or to a loss of any benefit or status to which the Company or any Company Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any Company Subsidiary (other than the Company Options, Company RSUs, Company Restricted Stock Awards or Company Performance Share Unit Awards) or any license, franchise, permit or other similar authorization held by the Company or any Company Subsidiary or (d) result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiary, other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate, have a Company Material Adverse Effect.

As used in this Agreement, “Lien” means any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind; provided, however, that the term “Lien” shall not include (i) liens for water and sewer charges and current taxes, assessments and other governmental levies, fees or charges not yet due and payable or being contested in good faith, (ii) landlords’, mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and similar liens, (iii) purchase money liens and liens securing rental payments under capital lease arrangements, (iv) liens or imperfections on property which do not materially detract from the value or the existing use of the property affected by such lien or imperfection, (v) liens securing liabilities which are reflected or reserved against in the June Balance Sheet to the extent so reflected or reserved, (vi) liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings and (vii) zoning, building codes and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity which are not violated by the current use or occupancy of such real property or the operation of the business or any violation of which would not materially and adversely affect the business of the Company and its Subsidiaries, taken as a whole.

Section 4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). There were, as of the close of business on August 9, 2013, (i) 89,888,765 shares of Common Stock issued and outstanding, (ii) no shares of Preferred Stock issued and outstanding and (iii) no shares of Common Stock held in the treasury of the Company. As of August 9, 2013, there were 3,968,717 shares of Common Stock reserved for issuance upon exercise or settlement of outstanding Company Options, Company RSUs or Company Restricted Stock Awards and up to 364,000 shares of Common Stock reserved for issuance upon settlement of outstanding Company Performance Share Unit Awards. All outstanding shares of the capital stock of the Company are, and all shares which may be issued pursuant to the exercise or settlement of the Company Options, Company RSUs, Company Restricted Stock Awards and Company Performance Share Unit Awards will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company’s certificate of incorporation, the Company’s by-laws or any contract to which the Company is a party or otherwise bound.

(b) As of the date hereof, except as described in Section 4.5(a) herein, there are no outstanding (i) shares of capital stock or other voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company, or obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Common Stock or other capital stock of the Company or any Company Subsidiary or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Company Subsidiary or, to the Knowledge of the Company, any other entity, other than loans to Subsidiaries in the ordinary course of business. As used in this Agreement, the term “Knowledge” when referring to the Company means the actual knowledge of C. Michael Carter, Keith Mitchell and Beth Potillo, without any duty of inquiry.

Section 4.6 Subsidiaries.

(a) No Subsidiary of the Company is a Subsidiary that constitutes a “significant subsidiary” of the Company within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act.

(b) All of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of the Company, are owned by the Company, directly or indirectly.

(c) Each Company Subsidiary is an entity duly organized, validly existing and in good standing under the laws of its state or country of organization, and has all applicable business entity power required to carry on its business as now conducted, except where the failure to be so organized or in such existence or standing or have such powers, individually or in the aggregate, would not have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified, individually or in the aggregate, would not have a Company Material Adverse Effect.

(d) All of the outstanding shares of capital stock of, or other ownership interest in, each Subsidiary of the Company have been duly authorized and validly issued and all of the outstanding shares of capital stock of each Subsidiary that is a corporation are fully paid and nonassessable. All of the outstanding capital stock or other ownership interest, which is owned, directly or indirectly, by the Company in each of its Subsidiaries is owned free and clear of any Lien and, with respect to corporate Subsidiaries, free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interest (other than any of such under the Securities Act or any state or foreign securities laws) (provided that restrictions on these rights with respect to non-corporate Subsidiaries would not have a Company Material Adverse Effect). There are no outstanding (i) securities of the Company or any of the Company Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or ownership interests in any of the Company Subsidiaries, (ii) options, warrants or other rights to acquire from the Company or any of the Company Subsidiaries, or obligations of the Company or any of the Company Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock, voting securities or ownership interests in, any of the Company Subsidiaries or (iii) obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of any of the Company Subsidiaries or any capital stock of, or other ownership interests in, any of the Company Subsidiaries. There are no other Persons in which the Company owns, of record or beneficially, any direct or indirect equity or similar interest or, to the Knowledge of the Company, any right (contingent or otherwise) to acquire the same.

Section 4.7 Past SEC Documents. The Company has filed, in a timely manner, all reports, filings, registration statements and other documents required to be filed by it with the SEC after January 1, 2012 and prior to the date of this Agreement (collectively, the “Past SEC Documents”). As of its filing date or as amended or supplemented prior to the date hereof, each Past SEC Document complied in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be. No Past SEC Document, as of its filing date or effective date, as appropriate, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Financial Statements; Liabilities.

(a) The audited consolidated financial statements of the Company included in the Company annual report on Form 10-K for its fiscal year ended December 29, 2012 (the “Company 10-K”) fairly present in all material respects, in accordance with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in conformity with United States generally accepted accounting principles, consistently applied (“GAAP”) (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the respective periods then ended.

(b) There are no liabilities of the Company or any Company Subsidiary of any kind whatsoever, whether known or unknown, asserted or unasserted, accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, in each case, other than:

(i) liabilities or obligations disclosed or provided for in the Company’s consolidated balance sheet as of December 29, 2012 included in the Company 10-K, including the notes thereto;

(ii) liabilities or obligations existing as of December 29, 2012;

(iii) liabilities or obligations under this Agreement or incurred in connection with the Merger or the other transactions contemplated hereby;

(iv) since December 29, 2012, obligations of the Company to comply with all applicable laws;

(v) since December 29, 2012, ordinary course obligations of the Company and its Subsidiaries under the agreements, contracts, leases and licenses to which they are a party;

(vi) other liabilities or obligations incurred or arising since December 29, 2012 which are disclosed or provided for in the Past SEC Documents; and

(vii) other liabilities or obligations which, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 4.9 Disclosure Statements. (a) The Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement and approval of the Merger and at the Effective Time and (b) the Schedule 13E-3 and any Other Filings or any supplement or amendment thereto, at the time of the filing thereof and at the time of any distribution or dissemination thereof, in each case, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 4.9 will not apply to statements or omissions included in the Proxy Statement, Schedule 13E-3 or any Other Filings based upon information furnished in writing to the Company by or on behalf of Murdock, Parent or Purchaser.

Section 4.10 Absence of Certain Changes. Since December 29, 2012 and through the date of this Agreement, except as otherwise expressly contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been any action, event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, would have a Company Material Adverse Effect.

Section 4.11 Litigation. As of the date of this Agreement, (a) there are no, and to the Knowledge of the Company there are no threatened, actions, suits, claims, litigation or other governmental or judicial proceedings or investigations or arbitrations (“Proceedings”) against the Company, its Subsidiaries or any of their respective properties, assets or businesses, or, to the Knowledge of the Company, any of the Company’s or any Company Subsidiary’s current or former directors or officers (in their capacity as such) or any other Person whom the Company or any Subsidiary has agreed to indemnify (that would give rise to the obligation of the Company to indemnify such Person); and (b) there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity (“Orders”) against the Company, its Subsidiaries, any of their respective properties, assets or businesses, or, to the Knowledge of the Company, any of the Company’s or its Subsidiaries’ current or former directors (in their capacity as such) or officers or any other Person whom the Company or any Subsidiary has agreed to indemnify (that would give rise to the obligation of the Company to indemnify such Person), except where such Proceedings or Orders, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 4.12 Taxes.

(a) As used herein, (i) the terms “Tax” or “Taxes” mean any and all taxes, fees, levies, duties, tariffs, imposts, assessments and other charges of any kind imposed by any Taxing Authority, including, but not limited to, any and all federal, state, provincial, local or foreign income, gross receipts, windfall or excess profit, employment, franchise, severance, sales, use, value added, license, customs, stamp, withholding or similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties; (ii) the term “Taxing Authority” means any Governmental Entity responsible for the imposition or collection of any Taxes; and (iii) the term “Tax Returns” means any and all federal, state, provincial, local or foreign returns, reports, elections, claims for refund filings, information returns, statements or declarations (including any amendments thereto) relating to Taxes filed or required to be filed with any Taxing Authority.

(b) Except where the failure to take such actions would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to all taxable years which are not closed by the applicable statute of limitations: (i) all Tax Returns required to be filed with any Taxing Authority by or with respect to the Company and the Company Subsidiaries through the Closing (the “Company Returns”) have been or will be filed in accordance with all applicable laws; (ii) the Company and the Company Subsidiaries have timely paid, or provided adequate reserves in the consolidated balance sheet of the Company included in the Company’s quarterly report on Form 10-Q for its fiscal quarter ended June 15, 2013 (the “June Balance Sheet”), for all Taxes due with respect to the periods covered by the Company Returns that have been so filed; (iii) the Company and the Company Subsidiaries have paid or will pay when due all estimated Taxes and other Taxes due before or at Closing; (iv) to the Company’s Knowledge, the Company Returns are not subject to examination currently by any Taxing Authority and no written notice has been received by the Company or any Company Subsidiary with respect to any actual or threatened audit or examination of any Company Return; (v) all deficiencies asserted or assessments made as a result of the examination of the Company Returns have been paid in full or are being contested in good faith; (vi) no waivers of the statutes of limitation have been given with respect to any Taxes of the Company or the Company Subsidiaries; (vii) all Taxes that the Company and the Company Subsidiaries have been required to collect or withhold have been duly collected or withheld and have been or will be duly paid to the proper Taxing Authority when due, or adequate reserves have been established on the June Balance Sheet for such Taxes; (viii) none of the Company or any Company Subsidiary has made, requested or agreed to make, nor is required to make, any adjustment under Section 481(a) of the United States Internal Revenue Code by reason of a change in accounting method or otherwise for any taxable year; and (ix) there are no material elections with respect to Taxes affecting either the Company or any Company Subsidiary that constitutes a “significant subsidiary” of the Company within the meaning of Rule 1-02 of Regulation S-X of the Exchange Act.

Section 4.13 Compliance with Laws; Licenses, Permits and Registrations.

(a) Neither the Company nor any Company Subsidiary is in violation of, or has since December 29, 2012 violated, any applicable provisions of any laws, statutes, ordinances, regulations, judgments, injunctions, orders or consent decrees (including, without limitation, any laws, statutes, ordinances, regulations, judgments, injunctions, orders or consent decrees relating to pollution, protection of human health, safety or the environment (collectively, “Environmental Laws”)), except for any such violations which, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b) Each of the Company and the Company Subsidiaries has all permits, licenses, approvals, authorizations of and registrations with and under all federal, state, local and foreign laws (including, without limitation, under any Environmental Law), and from all Governmental Entities required by the Company and the Company Subsidiaries to carry on their respective businesses as currently conducted, except where the failure to have any such permits, licenses, approvals, authorizations or registrations, individually or in the aggregate, would not have a Company Material Adverse Effect.

Section 4.14 Contracts. Each material lease, license, contract, agreement or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties may be bound is valid, binding and enforceable and in full force and effect with respect to the Company or its Subsidiaries and, to the Knowledge of the Company, with respect to the other parties thereto, except in each case where the failure thereof would not have a Company Material Adverse Effect, and there are no existing defaults thereunder with respect to the Company or any of its Subsidiaries or, to the Company’s Knowledge, the other parties thereto, except in each case for those defaults that would not have a Company Material Adverse

Effect. Other than any agreement among only the Company and one or more of its wholly-owned Subsidiaries, neither the Company nor any of its Subsidiaries is a party to any agreement that materially limits the ability of the Company or any of its Subsidiaries to compete in or conduct any material line of its business or compete with any Person or in any geographic area or during any period of time.

Section 4.15 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use all Company Intellectual Property necessary to carry on their respective businesses as currently conducted, except where, individually or in the aggregate, such failure would not have a Company Material Adverse Effect. As used in this Agreement, “Company Intellectual Property” means all United States and foreign trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and general intangibles of like nature (together with goodwill, registrations and applications relating to the foregoing) related to the Dole name and trademark.

(b) All of the issued or registered material Company Intellectual Property owned by the Company is held of record in the name of the Company or the applicable Subsidiary free and clear of all Liens, except any that would not individually have a Company Material Adverse Effect, and is not the subject of any cancellation or reexamination proceeding or any other proceeding challenging their extent or validity, except any such proceedings which if determined adversely to the Company would not have a Company Material Adverse Effect.

Section 4.16 Required Vote. The affirmative vote of the holders of a majority of the issued and outstanding Common Stock is the only vote of any class or series of capital stock of the Company required by law, rule or regulation or the certificate of incorporation or the by-laws of the Company to adopt this Agreement. The Company has agreed with Parent and Purchaser to subject the adoption of the merger agreement to the Disinterested Stockholder Approval (such approval, together with the vote referenced in the preceding sentence, the “Company Stockholder Approval”).

Section 4.17 Finders’ Fees; Opinion of Committee Financial Advisor.

(a) Except for the Lazard Frères & Co. LLC (the “Committee Financial Advisor”), no investment banker, broker, finder or other such intermediary has been retained by, or is authorized to act on behalf of, the Company or any Company Subsidiary or is entitled to any fee or commission from the Company or any of its Subsidiaries upon consummation of the Merger or the other transactions contemplated hereby.

(b) The Special Committee and the Company Board have received the opinion of the Committee Financial Advisor, dated as of the date hereof, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Common Stock (other than the holders of the Parent Shares, Treasury Shares and Dissenting Shares).

Section 4.18 Section 203 of the DGCL. To the Knowledge of the Company, other than Section 203 of the DGCL (“Section 203”), no state takeover or similar statute or regulation in any jurisdiction in which the Company does business applies or purports to apply to the Merger or this Agreement, and the restrictions on “business combinations” (as defined in Section 203) set forth in Section 203 do not apply to the Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT, PURCHASER AND MURDOCK

The Parent, the Purchaser and Murdock represent and warrant to the Company as follows:

Section 5.1 Existence and Power. Each of the Parent and the Purchaser is duly organized or incorporated, as applicable, validly existing and in good standing under the laws of the State of Delaware and has all business entity powers required to carry on its business as now conducted. Each of the Parent and the Purchaser is duly qualified to do business and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect. The Parent has heretofore made available to the Company true and complete copies of the Purchaser’s certificate of incorporation and by-laws as currently in effect and the Parent’s certificate of formation and operating agreement as currently in effect. Since the date of its incorporation, the Purchaser has not engaged in any activities other than in connection with or as contemplated by this Agreement.

As used herein, the term “Parent Material Adverse Effect” shall mean any adverse change, effect, event, occurrence, circumstance or state of facts which would prevent or materially impair the ability of Parent, the Purchaser or Murdock to consummate the Merger and other transactions contemplated by this Agreement.

Section 5.2 Authorization; Approvals. Parent and the Purchaser each have the requisite business entity power and authority to execute, deliver and perform this Agreement and consummate the Merger. The execution, delivery and performance by the Parent and the Purchaser of this Agreement and the consummation by the Parent and the Purchaser of the Merger have been duly authorized by all necessary corporate or limited liability company action and no other corporate or limited liability company action on the part of Parent or the Purchaser is necessary to authorize the consummation of the Merger, except for the adoption of this Agreement (following its execution) by Parent as the sole stockholder of Purchaser (which Parent covenants to do as soon as practicable following execution of this Agreement). This Agreement has been duly and validly executed and delivered by Parent, the Purchaser and Murdock and, assuming that this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of each of the Parent, the Purchaser and Murdock, enforceable in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable or fiduciary principles.

Section 5.3 Governmental Authorization. The execution, delivery and performance by the Parent, the Purchaser and Murdock of this Agreement and the consummation by the Parent, the Purchaser and Murdock of the Merger requires no action by or in respect of, or filing with, any Governmental Entity, other than (a) those set forth in clauses (a) through (e) of Section 4.3 and (b) such other consents, approvals, actions, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not, individually or in the aggregate, have a Parent Material Adverse Effect (the filings and authorizations referred to in clauses (a) and (b) being referred to collectively as the “Parent Required Governmental Consents”).

Section 5.4 Non-Contravention. The execution, delivery and performance by the Parent, the Purchaser and Murdock of this Agreement and the consummation by the Parent, the Purchaser and Murdock of the Merger do not and will not (a) contravene or conflict with the certificate of formation or operating agreement of the Parent or the certificate of incorporation or by-laws of the Purchaser, (b) assuming that all of the Parent Required Governmental Consents are obtained, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Parent, any Parent Subsidiary or Murdock, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration (with or without due notice or lapse of time or both) of any right or obligation of the Parent, any Parent Subsidiary or Murdock, or to a loss of any benefit or status to which the Parent, any Parent Subsidiary or Murdock, is entitled under any provision of any agreement, contract or other instrument binding upon the Parent, any Parent Subsidiary or Murdock, or any license, franchise, permit or other similar authorization held by the Parent, any Parent Subsidiary or Murdock, or (d) result in the creation or imposition of any Lien on any asset of the Parent, any Parent Subsidiary or Murdock, other than, in the case of each of (b), (c) and (d), any such items that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.5 Information in Securities Filings. All documents required to be filed by Murdock, Parent or the Purchaser with the SEC in connection with the Merger, and any information supplied by Murdock, Parent or the Purchaser for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 and any Other Filings, or any supplement or amendment to any such filings, will not, at the respective times when such are filed with the SEC and/or are first published, given or mailed to the Company’s stockholders, as the case may be, at the time such stockholders vote on adoption of this Agreement and approval of the Merger and at the Effective Time, in each case, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 5.5 will not apply to statements or omissions included in any such filings based upon information furnished in writing by or on behalf of the Company.

Section 5.6 Purchaser’s Operations. The Purchaser was formed solely for the purpose of engaging in the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has not incurred any obligations or liabilities other than in connection with or as contemplated by this Agreement and except for immaterial liabilities for state franchise taxes.

Section 5.7 Vote Required. No vote of the holders of any of the outstanding shares of capital stock or any other securities of the Parent or the Purchaser is necessary to adopt this Agreement or approve the Merger (except for the adoption of this Agreement by Parent as the sole stockholder of Purchaser referenced in Section 5.2), other than the approval of Murdock, which has been obtained.

Section 5.8 Finders’ Fees. Except for Deutsche Bank Securities Inc., whose fees will be paid by the Parent, there is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission from the Parent or any of its affiliates upon consummation of the Merger or the other transactions contemplated hereby.

Section 5.9 Financing. Parent has received, and previously provided to the Special Committee, fully executed commitment letters from Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Bank of America, N.A. and The Bank of Nova Scotia (the “Lenders”) dated the date hereof providing for financing in an aggregate amount equal to $1,150,000,000 (the “Debt Financing”) and describing the terms and conditions upon which such Lenders (together with their officers, employees, directors, affiliates, partners, controlling parties, advisors, agents and representatives, the “Financing Sources”) will arrange and provide such financing (the “Debt Commitment Letter”) (it being understood and agreed that each related fee letter shall have been redacted in a customary manner as required by the terms of the Debt Commitment Letter, which shall include, without limitation, the fee amounts and certain economic terms of the market “flex” (none of which redacted terms would adversely affect the amount or availability of the Debt Financing). Parent has received, and previously provided to the Special Committee, a fully executed commitment letter from Murdock dated the date hereof providing for financing in an aggregate amount equal to $200,000,000 (the “Equity Financing”) and describing the terms and conditions upon which Murdock will provide such financing (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”). The Commitment Letters are in full force and effect on the date hereof and have not been withdrawn, rescinded, amended or modified in any respect. There are no conditions precedent to the funding of the full amount of the financing contemplated by the Commitment Letters other than as expressly set forth in the Commitment Letters. There are no facts and circumstances known to Murdock, Parent, Purchaser or any of their respective affiliates that are or that any of them believe is likely to (i) prevent the conditions described in the Commitment Letters from being satisfied on a timely basis, (ii) constitute a default or breach on the part of Murdock, Parent, Purchaser or any of their respective affiliates under the Commitment Letters (whether with or without notice, lapse of time or both), (iii) prevent Parent or Purchaser from receiving financing pursuant to the terms of the Commitment Letters or (iv) make any of the assumptions set forth in the Commitment Letters unreasonable. There are no facts and circumstances known to Murdock, Parent, the Purchaser or any of their respective affiliates that are or that any of them believe is likely to cause the financings contemplated by the Commitment Letters not to be consummated substantially in accordance with the terms thereof. The aggregate proceeds of the financings contemplated by the Commitment Letters, when taken together with the unrestricted cash of the Company and its Subsidiaries, are sufficient to pay the aggregate Merger Consideration, to pay cash amounts payable to the holders of the Company Options pursuant to Section 3.3(a), to effect all refinancings of existing indebtedness of the Company and its Subsidiaries required as a result of the Merger or as required by the Commitment Letters and to pay the anticipated fees and expenses related to the Merger (the “Required Cash Amount”).

Section 5.10 Solvency. None of Parent, the Purchaser or Murdock is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Purchaser, Murdock, the Company or any Company Subsidiary. Based on information available to Parent, the Purchaser and Murdock, assuming the satisfaction of the conditions to the obligation of Parent, the Purchaser and Murdock to consummate the Merger, then, after giving effect to the Merger, including the utilization of the Required Cash Amount, each of Murdock, Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Merger. As used herein, the term “Solvent” shall mean, when used with respect to any Person, as of any date of determination, (i) the amount of the “fair value” of the “property” of such Person will, as of such date, exceed the value of all “debts,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or about to be engaged following such date, and (ii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business of the Company. Except as otherwise expressly provided in this Agreement or except with the prior consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, the Company will conduct its business in all material respects in the ordinary course. Without limiting the foregoing, until the Effective Time or the earlier termination of this Agreement, the Company will not, and will not permit any of its Subsidiaries to, without the prior consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a Company Subsidiary to its parent in accordance with applicable law and other than regular quarterly dividends declared in the ordinary course of business consistent with past practice;

(b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(d) authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its Subsidiaries, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights) other than the issuance of shares upon the exercise or settlement of Company Options, Company RSUs, Company Restricted Stock Awards or Company Performance Share Unit Awards;

(e) with respect to the Company only, amend its certificate or articles of incorporation, by-laws or other comparable charter or organizational documents;

(f) subject to the provisions of this Agreement and except as described herein, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization which would be material to the Company and its Subsidiaries, taken as a whole (it being understood that any one or more acquisitions for total consideration not exceeding, in the aggregate, $250 million shall not be material for purposes of this clause (f));

(g) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person in an amount in excess of $5 million, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case except for borrowings or indebtedness permitted under current credit facilities, for loans (including, without limitation, grower loans or advances) and other obligations incurred in the ordinary course of business consistent with past practice, and for leases of containers having an aggregate value of not more than $30 million;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any Company Subsidiary, in an amount exceeding $30 million, except for loans (including, without limitation, grower loans or advances) and other such advances, capital contributions and investments made in the ordinary course of business consistent with past practices;

(i) adopt resolutions providing for or authorizing a liquidation or a dissolution, except as part of a Transaction Proposal; or

(j) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 6.2 Consents and Filings. The parties shall use their reasonable best efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including to (a) obtain from Governmental Entities and other Persons all consents, clearances, approvals, authorizations, qualifications and orders and give all notices as are necessary for the consummation of the transactions contemplated by this Agreement, and (b) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under applicable law, including, in the case of Murdock and the Company, make the necessary filings under the HSR Act within 10 Business Days after the date hereof. In furtherance and not in limitation of the foregoing, the parties shall (i) use their respective reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the waiting period applicable to the Merger under the HSR Act as promptly as reasonably practicable and in any event no later than the Outside Date, (ii) promptly notify the other parties of any communication concerning this Agreement and any of the transactions contemplated hereby from any Governmental Entity and consider in good faith the views of the other parties and keep the other parties reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other parties with any written notices or other communications received from, or given to, the Federal Trade Commission (the “FTC”) or the Antitrust Division of the Department of Justice (the “DOJ”); and (iii) permit the other parties to review in draft form any proposed communication to be submitted by it to the FTC or the DOJ, with reasonable time and opportunity to comment, give reasonable consideration to the other party’s comments thereon, and consult with each other party in advance of any in-person or telephonic meeting or conference with, the FTC or the DOJ, and, to the extent permitted by the FTC or the DOJ, not agree to participate in any meeting or substantive discussion (including any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the Merger) with the FTC or the DOJ unless it consults with the other parties and their representatives in advance and invites the other parties’ representatives to attend such meetings and/or discussions; provided, however, that nothing in this Agreement shall prevent any party from responding to or complying with a subpoena or other legal process required by law or submitting factual information in response to a request therefor.

Section 6.3 Indemnification; Insurance. At all times following the Merger, the Surviving Corporation shall indemnify all present and former directors or officers of the Company and its Subsidiaries (“Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by law, to the extent such Costs have not been paid for by insurance and shall, in connection with defending against any action for which indemnification is available hereunder, promptly reimburse such Indemnified Parties from time to time upon receipt of sufficient supporting documentation, for any reasonable costs and expenses reasonably incurred by such Indemnified Parties; provided that such reimbursement shall be conditioned upon such Indemnified Parties’ agreement promptly to return such amounts if a court of competent jurisdiction shall ultimately determine that indemnification of such Indemnified Parties is prohibited by applicable law. The foregoing rights shall be in addition to any rights to which any Indemnified Party may be entitled by reason of the by-laws or certificate of incorporation of the Company or any of its Subsidiaries, any contract and/or any applicable law. Surviving Corporation will maintain for a period of not less than six years from the Effective Time Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance and indemnification policy (or a policy providing substantially similar coverage, including a prepaid “tail” policy) (the “D&O Insurance”) for all persons who are directors and officers of the Company and its Subsidiaries covered by the

Company’s D&O Insurance as of the Effective Time; provided that Surviving Corporation shall not be required to spend as an annual premium for such D&O Insurance an amount in excess of 300% of the annual premium paid for D&O Insurance in effect prior to the date of this Agreement; and provided, further, that Surviving Corporation shall nevertheless be obligated to provide such coverage as may be obtained for such amount. The Surviving Corporation shall maintain in effect for a period of not less than six years from the Effective Time, in its certificate of incorporation and bylaws, provisions substantially identical to Article X of the certificate of incorporation of the Company and Article VI of the bylaws of the Company, respectively, as currently in effect. The provisions of this Section are intended for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 6.4 Other Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (Eastern Time) on the 30th calendar day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, representatives, agents and affiliates (including, without limitation, any investment banker, attorney or accountant retained by Company or any of its Subsidiaries) (collectively, “Responsible Parties”) shall have the right, directly or indirectly, under the direction of the Special Committee (which has been authorized to act on behalf of the Company Board and the Company with respect to any action permitted or contemplated by this Section 6.4), to (i) initiate, solicit and encourage, whether publicly or otherwise, Transaction Proposals (or any inquiry or the making of any proposal or offer or other efforts or attempts that may reasonably be expected to lead to a Transaction Proposal), including by way of furnishing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to any Person pursuant to one or more confidentiality agreements executed by such Person; provided that the Company shall promptly make available to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent or its Responsible Parties, and (ii) engage in, enter into, continue, maintain or otherwise participate in any discussions or negotiations with any Person or group of Persons with respect to any Transaction Proposals (or any inquiry, proposal or offer or other efforts or attempts that may reasonably be expected to lead to a Transaction Proposal) and otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations.

(b) Except as may relate to any Excluded Party or as expressly permitted by this Section 6.4, from and after the No-Shop Period Start Date until the Effective Time or the earlier termination of this Agreement, none of the Company, any of its Subsidiaries, or any of their respective Responsible Parties, will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Transaction Proposal, or enter into or maintain or continue discussions or negotiate with any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity (“Person”) in furtherance of such inquiries or to obtain a Transaction Proposal or agree to or endorse any Transaction Proposal or authorize or permit any Responsible Party to take any such action; provided, however, that nothing contained in this Agreement shall prohibit the Company Board (acting through the Special Committee) from, prior to the Company Stockholders’ Meeting, but subject to compliance with Section 6.4(c): (i) furnishing information to or entering into discussions or negotiations with any Person that has made (and not withdrawn) a bona fide Transaction Proposal which was not directly or indirectly solicited in violation of this Section 6.4 and which the Company Board (acting through the Special Committee), after consultation with its financial advisors and outside legal counsel, determines in good faith constitutes or would reasonably be expected to result in a Superior Proposal, if: (1) the Company Board (acting through the Special Committee), after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to stockholders under applicable law and (2) prior to taking such action the Company provides prompt notice to Purchaser to the effect that it is furnishing such information to or entering into discussions or negotiations with such Person and receives from such Person an executed confidentiality agreement; (ii) failing to make, withholding, withdrawing, qualifying, modifying or amending the Company Board Recommendation if there exists a Superior Proposal or Intervening Event and the Company Board (acting through the Special Committee), after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to stockholders under applicable law in connection with such Superior Proposal or Intervening Event; or (iii) making to the Company’s stockholders any recommendation and related filing with the SEC as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any Transaction Proposal or Intervening Event, or taking any other legally required action with respect to such Transaction Proposal or Intervening Event (including, without limitation, the making of public disclosures as may be necessary or reasonably advisable under applicable securities laws) if the Company Board (acting through the Special Committee), after consultation with its outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to stockholders under applicable law. Except as may relate to any Excluded Party or as otherwise permitted by the foregoing provisions of this Section 6.4, after the No-Shop Period Start Date, the Company shall, and shall cause its Subsidiaries and shall use reasonable best efforts to cause all Responsible Parties to, promptly cease and terminate any then existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Person conducted theretofore by the Company or any Responsible Parties with respect to the foregoing and shall use its reasonable best efforts to cause any such Person (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and/or its Subsidiaries to return or destroy (and confirm destruction of) all such information. In the event of an exercise of the Company’s or the Company Board’s rights under clauses (i), (ii) or (iii) above and subject to compliance with this Section 6.4, notwithstanding anything contained in this Agreement to the contrary, such exercise of rights shall not constitute a breach of this Agreement by the Company. For the avoidance of doubt, notwithstanding the commencement of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 6.4(a) (subject to the limitations and obligations set forth therein) with respect to, and the restrictions in Section 6.4(b) shall not apply to, any Excluded Party, including with respect to any amended or modified Transaction Proposal submitted by any Excluded Party following the No-Shop Period Start Date.

For purposes of this Agreement:

“Excluded Party” shall mean any Person, group of Persons or group that includes any Person (so long as such Person, together with all other members of such group, if any, who were members of such group or another group that included such Person immediately prior to the No-Shop Period Start Date, represent at least 50% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Responsible Parties has received, after the execution of this Agreement and prior to the No-Shop Period Start Date, a Transaction Proposal that the Company Board (acting through the Special Committee) after consultation with its financial advisors and outside legal counsel, determines in good faith, prior to or within five Business Days after the No-Shop Period Start Date, constitutes or could reasonably be expected to lead to a Superior Proposal.

“Transaction Proposal” shall mean any of the following (other than the transactions between the Company, Murdock, Purchaser and Parent contemplated by this Agreement) involving the Company or any of its Subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) except in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for, or the acquisition of (or right to acquire) “beneficial ownership” by any person, “group” or entity (as such terms are defined under Section 13(d) of the Exchange Act), of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing or recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries.

“Superior Proposal” shall mean a bona fide written Transaction Proposal (except that the references to “20%” in the definition thereof will be deemed “50%”) that the Company Board (acting through the Special Committee), after consultation with its financial advisors and outside legal counsel, determines in good faith is more favorable from a financial point of view to the Disinterested Stockholders than the Merger, taking into account (a) all financial considerations, (b) the identity of the Person making such Transaction Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Transaction Proposal, (d) the other terms and conditions of such Transaction Proposal and the implications thereof on the Company, including relevant legal, regulatory and other aspects of such Transaction Proposal deemed relevant by the Company Board (acting through the Special Committee), and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent or Purchaser during the Notice Period.

“Intervening Event” shall mean a material development, change, effect, event, occurrence, circumstance or state of facts that occurs or arises after the execution and delivery of this Agreement (other than a Superior Proposal) that was not known to the Special Committee prior to the execution and delivery of this Agreement.

(c) Prior to the Company Board (acting through the Special Committee) withdrawing or modifying the Company Board Recommendation, or approving or recommending a Transaction Proposal, and prior to the Company entering into an agreement with respect to a Transaction Proposal, the Company shall provide Purchaser with a written notice (a “Notice of Board Action”) advising Purchaser of the Transaction Proposal (and, in such case, specifying the material terms and conditions of such Transaction Proposal and identifying the Person making such Transaction Proposal) or Intervening Event, and the Company Board (acting through the Special Committee) shall not withdraw or modify the Company Board Recommendation, or approve or recommend a Transaction Proposal, nor shall the Company nor any Subsidiary enter into an agreement with respect to a Transaction Proposal, until 72 hours after the first Notice of Board Action (the “Notice Period”) with respect to a Transaction Proposal or Intervening Event. During such Notice Period, if requested by Purchaser, the Company shall engage in good faith negotiations with Purchaser to amend this Agreement in such a manner that would cause the Transaction Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal or, in the case of an Intervening Event, so there is no longer a basis for the withdrawal or modification by the Company Board (acting through the Special Committee) of the Company Board Recommendation. Any material changes to the financial terms of such Transaction Proposal occurring prior to the Company Board (acting through the Special Committee) withdrawing or modifying the Company Board Recommendation, or approving or recommending a Transaction Proposal, and prior to the Company entering into an agreement with respect to a Transaction Proposal, shall require the Company to provide Purchaser a new Notice of Board Action and a new Notice Period (except that the Notice Period shall be reduced to 48 hours).

Section 6.5 Public Announcements. Neither Murdock, Purchaser or Parent, on the one hand, nor the Company, on the other hand, will issue any press release or public statement with respect to the Merger, without the prior consent of the Company or Parent, respectively, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with, or rule of, the New York Stock Exchange and, in any event, to the extent practicable, Murdock, Parent, Purchaser and the Company will consult with each other before issuing, and provide each other with the reasonable opportunity to review and comment upon, any such press release or other public statements with respect to the Merger. The parties agree that the initial press release or releases to be issued with respect to this Agreement shall be mutually agreed upon prior to the issuance thereof. Notwithstanding anything to the contrary herein, the parties shall be entitled to make public statements to investors, analysts, regulators and other Persons consistent with other information made public in accordance with this Section 6.5.

Section 6.6 Employee Benefits.

(a) Purchaser and Parent agree that, for a period of 12 months following the Effective Time of the Merger, the Surviving Corporation shall maintain employee benefits plans and arrangements (directly or in conjunction with Parent or Purchaser) which, in the aggregate, will provide a level of benefits to continuing employees of the Company and its Subsidiaries substantially comparable to those provided to similarly situated employees as in effect immediately prior to the Effective Time of the Merger; provided that Purchaser may cause modifications to be made to such benefit plans and arrangements to the minimum extent necessary to comply with applicable law. Nothing in this Section 6.6 shall prohibit the Company or the Surviving Corporation from terminating the employment of any employee at any time with or without cause (subject to, and in accordance with, the terms of any existing employment or other agreements).

(b) The provisions of this Section 6.6 are solely for the benefit of the parties to this Agreement, and nothing in this Agreement, whether express or implied, is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any compensation or employee benefit plan for purposes of the Employee Retirement Income Security Act of 1974, as amended, or otherwise be treated as an amendment or modification of any Company, Purchaser, Parent or any of their Subsidiaries’ compensation or benefits plans or arrangements or (ii) create any third-party beneficiary or other right in any Person, including any current or former employee of the Company or any Subsidiary of the Company, or any participant in any Company, Purchaser, Parent or any of their Subsidiaries’ compensation or benefits plans or arrangements (or any dependent or beneficiary thereof).

Section 6.7 Financing.

(a) Murdock agrees to use, and to cause Parent and Purchaser to use, best efforts to complete the transactions contemplated by the Commitment Letters on or before the scheduled Closing Date on the terms and conditions described in the Commitment Letters, including by maintaining the Commitment Letters and negotiating and entering into definitive agreements with respect to the Debt Financing and Equity Financing on the terms and conditions contemplated by the Commitment Letters. Upon request, Parent will keep the Company reasonably informed of the status of its efforts to arrange such financing and provide to the Company copies of the material definitive documents for such financing. Murdock agrees to use, and to cause Parent and Purchaser to use, reasonable best efforts to enforce their respective rights under the Commitment Letters and the definitive agreements with respect to the Debt Financing and Equity Financing, including by seeking specific performance of the parties thereunder. Murdock shall not, and shall cause Parent and Purchaser not to, without the prior written consent of the Company, terminate the Equity Commitment Letter, or permit any amendment, modification or supplement to, or any waiver of any provision or remedy under, or replace, the Equity Commitment Letter. Murdock shall not, and shall cause Parent and Purchaser not to, without the prior written consent of the Company, (i) terminate any Debt Commitment Letter, unless such Debt Commitment Letter is replaced in a manner consistent with the following clause (ii), or (ii) permit any amendment, modification or supplement to, or any waiver of any provision or remedy under, or replace, any Debt Commitment Letter if such amendment, modification, supplement, waiver or replacement (A) would (1) add any new condition to any Debt Commitment Letter or modify any existing condition in a manner materially adverse to Murdock, Parent or Purchaser or that would be reasonably expected to materially adversely affect the ability of Murdock, Parent and Purchaser to consummate the Merger and the other transactions contemplated by this Agreement or the likelihood of their doing so, or (2) be reasonably expected to make the timely funding of any of the financing contemplated by the Debt Commitment Letter or satisfaction of the conditions to funding of any such financing less likely to occur in any material respect, (B) reduces the aggregate amount of the financing contemplated by the Debt Commitment Letter to an amount less than that which, when taken together with the funding contemplated by the Equity Commitment Letter and the unrestricted cash of the Company and its Subsidiaries, would be at least equal to the Required Cash Amount, (C) adversely affects the ability of Murdock, Parent or Purchaser to enforce its rights against the other parties to any of the Debt Commitment Letter as so amended, modified, supplemented, waived or replaced, or (D) would reasonably be expected to prevent or materially impair the consummation of the Merger or the other transactions contemplated by this Agreement. Upon any such amendment, modification, supplement, waiver or replacement of the Debt Commitment Letter, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, modified, supplemented, waived or replaced. Murdock shall, or shall cause Parent and Purchaser to, provide to the Company copies of any such amendment, modification, supplement, waiver or replacement.

(b) Without limiting the generality of the foregoing, in the event that any portion of the funding contemplated by the Debt Commitment Letter becomes unavailable, or at any time funds are not or have not been made available pursuant to the Debt Commitment Letter so as to enable Purchaser to proceed with the Merger in a timely manner, each of Murdock, Parent and Purchaser shall (i) promptly notify the Company thereof and the reasons therefor, (ii) use his or its commercially reasonable efforts to obtain, as promptly as practicable following such event and in any event no later than the Outside Date, alternative funding in an amount at least equal to the Required Cash Amount from the same or other sources and on terms and conditions no less favorable to Murdock, Parent and Purchaser than those provided in the Debt Commitment Letter, and (ii) continue to use his or its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. The term “Debt Commitment Letter” shall mean be deemed to include the commitment letter (or similar agreement) related to such alternative financing arranged in compliance with this Section 6.7(b). Murdock shall, or shall cause Parent and Purchaser to, provide to the Company copies of any such Debt Commitment Letter (or similar agreements).

(c) Following the date hereof, any amendment, modification, supplement, waiver, replacement, termination or cancellation of any of the Debt Financing, or any information which becomes known to Murdock, Parent, Purchaser or their respective affiliates which makes it unlikely that the Debt Financing or Equity Financing will be obtained on the terms set forth in the Commitment Letters, shall be promptly disclosed to the Special Committee. Without limiting the foregoing, Parent will give the Company prompt notice (which shall in no event be more than two Business Days from the date of knowledge): (i) of any actual or alleged breach or default by any party to any Commitment Letter or definitive document related to such financing, (ii) of the receipt of any written notice or other written communication from a financing source for such financing with respect to any (A) actual or alleged breach, default, termination or repudiation by any party to any Commitment Letter or any definitive document related to such financing or any provisions of the Commitment Letters or any definitive document related to such financing or (B) material dispute or disagreement between or among any parties to any Commitment Letter or any definitive document related to such financing with respect to the obligation to fund such financing or the amount of financing to be funded at the Closing, and (iii) if Parent and Purchaser determine in good faith that they will not be able to satisfy any of the conditions to, or otherwise be able to obtain, all or any portion of the financing contemplated by the Commitment Letters on the terms, in the manner or from the sources contemplated by the Commitment Letters or the definitive documents related to such financing.

None of Murdock, Parent or Purchaser or any of their respective affiliates will knowingly attempt, directly or indirectly, to induce or encourage the Lenders or other entities not to fund any of the financing provided for in the Debt Commitment Letter or Equity Commitment Letter.

(d) On the terms and subject to the conditions contemplated by the Equity Commitment Letter, Murdock agrees to provide, or cause one of his permitted assignees thereunder to provide, the Equity Financing on or before the scheduled Closing Date.

Section 6.8 Cooperation with Financing Efforts. The Company agrees to provide, and will cause each of its Subsidiaries and their respective officers and employees to provide, and will use its commercially reasonable efforts to cause its advisors to provide, reasonable cooperation in connection with the arrangement of any financing in respect of the transactions contemplated by this Agreement, including, without limitation:

(a) participating in meetings, due diligence sessions, road shows, sessions with rating agencies, and reasonable cooperation with the marketing efforts of Murdock, Parent or Purchaser for all or any portion of the Debt Financing (including providing related documentation and materials reasonably requested by Murdock, Parent or Purchaser, acting at the request of the Financing Sources, in connection with the foregoing activities);

(b) preparing of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, bank syndication materials, road show presentations and similar documents (including providing all financial statements, forecasts, projections and other forward-looking financial information and other information that is required by the conditions in paragraphs 6 and 7 in Exhibit E of the Debt Commitment Letter (the “Required Information”)), or may be reasonably requested under the Debt Commitment Letter; it being understood that the Company shall not be required to prepare financial statements or financial or other information, or information in a particular form, that it does not currently prepare in the ordinary course of business if to do so would be unduly burdensome on the Company;

(c) executing and delivering any customary credit agreements and other loan documentation, indentures, purchase or underwriting agreements pledge and security agreements, and customary closing certificates in connection with the Debt Financing, provided that neither the Company nor any of its Subsidiaries shall be required to enter into any such agreement prior to the Effective Time;

(d) using commercially reasonable efforts to obtain customary comfort letters of accountants of the Company upon completion of customary procedures in connection with the Debt Financing;

(e) cooperating with Murdock’s, Parent’s or Purchaser’s efforts to obtain legal opinions and title insurance as reasonably requested by Murdock, Parent or Purchaser;

(f) requesting customary payoff letters, Lien searches, Lien terminations, collateral releases, mortgage terminations, control agreement terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all existing indebtedness of the Company and its Subsidiaries, and providing customary materials that facilitate the perfection or enforcement of Liens on the assets of the

Company or any of its Subsidiaries pursuant to such agreements as may be reasonably requested (including original copies of all certificated securities (with transfer powers executed in blank)); and

(g) furnishing Parent and its Financing Sources promptly, and in any event at least five (5) Business Days prior to the Closing Date, with all documentation and other information required by Governmental Entities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the applicable regulations of the Office of Foreign Assets Control (OFAC), the Foreign Corrupt Practices Act of 1977 and the Investment Company Act of 1940.

Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Murdock, Parent or Purchaser promptly after written request therefor, in connection with the Debt Financing or Equity Financing. Murdock shall, or shall cause Parent or Purchaser to, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company and its representatives in connection with any actions taken, or cooperation provided, by the Company at the request of Murdock, Parent or Purchaser pursuant to this Section 6.8 and shall indemnify and hold harmless the Company and its representatives for and against any and all fees, costs and other liabilities suffered or incurred by them in connection with any action taken, or cooperation provided, by the Company or any of its representatives at the request of Murdock, Parent or Purchaser pursuant to this Section 6.8 and any information (other than information provided by the Company or any of its representatives) utilized in connection therewith, except to the extent that any such fees, costs or other liabilities are suffered or incurred as a result of the Company’s or any of its representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement.

For purposes of this Agreement, “Marketing Period” means the first period of not less than 15 consecutive Business Days, on the first day of which, throughout which and on the last day of which (a) Parent shall have received the Required Information and during such period the Required Information is Compliant; provided that, if the Company shall in good faith reasonably believe it has provided the Required Information and that it is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that it is not Compliant and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or which is not Compliant), and (b) the conditions set forth in Section 7.2 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Closing were to be scheduled for any time during such 15 Business Day period; provided, however, that (i) the Marketing Period shall (x) commence after September 2, 2013, (y) November 29, 2013 shall be excluded as a business day for such purposes and (z) such period shall either end on or prior to December 20, 2013 or commence after January 6, 2014) and (ii) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period: (1) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company’s most recently filed Annual Report on Form 10-K, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by Deloitte & Touche LLP or another independent public accounting firm; or (2) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Past SEC Documents have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP.

For purposes of this Agreement, “Compliant” means, with respect to the Required Information (other than projections, interpretations, forward-looking information and information of a general economic or industry-specific nature), that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading in light of the circumstances under which such Required Information was provided, (b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for offerings of debt securities on a registration statement on Form S-1 (other than such provisions (including, for the avoidance of doubt, the information requirements of Regulation S-X Rule 3-10, Regulation S-X Rule 3-16 and Item 402 of Regulation S-K) for which compliance is not customary in a Rule 144A offering of high yield debt securities), (c) the Company’s auditors have delivered drafts of customary comfort letters as reasonably required by the Financing Sources, including, without limitation, customary “negative assurance” comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in such Required Information, and such auditors have confirmed they are prepared to issue any such comfort letters upon any pricing date occurring during, or on the next Business Day after, the Marketing Period, and (d) the financial statements and other financial information included in such Required Information (which, for the avoidance of doubt, shall not be required to include information required by Regulation S-X Rule 3-10, Regulation S-X Rule 3-16 or Item 402 of Regulation S-K) are, and remain throughout the Marketing Period, reasonably sufficient to permit the Financing Sources to receive the comfort letters contemplated by clause (c) above on any day during, and on the next Business Day after, the Marketing Period.

Section 6.9 Voting. Murdock covenants and agrees that, until the Effective Time or the earlier termination of this Agreement, at the Company Stockholders’ Meeting or any other meeting of the stockholders of the Company, however called, Murdock will vote, or cause to be voted, all of the Parent Shares then owned beneficially or of record by him and his affiliates, as of the record date for such meeting, in favor of the adoption of this Agreement (as it may be amended or otherwise modified from time to time) and the approval of any actions required in furtherance thereof.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligation. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) The Company Stockholder Approval shall have been obtained; provided that, without the express written consent of the Special Committee, none of the Company, Murdock, Purchaser or Parent may waive the requirement to obtain the Disinterested Stockholder Approval;

(b) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the consummation of the Merger shall be in effect; and

(c) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, any applicable waiting period required to consummate the Merger under non-U.S. antitrust or competition-related laws shall have been terminated or shall have expired and any approval, consent, ratification, permission, waiver or authorization required under such non-U.S. antitrust or competition-related laws in connection with the Merger shall have been obtained and be in full force and effect.

Section 7.2 Condition to Murdock’s, Purchaser’s and Parent’s Obligation. The obligation of Murdock, Purchaser and Parent to effect the Merger is subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) The representations and warranties of the Company contained in this Agreement (considered without regard to any reference to materiality qualifiers such as “material” and “Company Material Adverse Effect” set forth therein) shall be true and correct at and as of the Closing Date, as if made at and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect;

(b) The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, except for such failures to perform as have not had or would not have, individually or in the aggregate, a Company Material Adverse Effect or materially adversely affect the ability of the Company to consummate the Merger; and

(c) Since the date of this Agreement, there shall not have occurred or taken place a Company Material Adverse Effect.

Section 7.3 Condition to Company’s Obligation. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) The representations and warranties of Murdock, Parent and Purchaser contained in this Agreement shall be true and correct (considered without regard to any reference to materiality qualifiers such as “material” and “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date), unless the failure of any such representations and warranties to be true and correct, individually or in the aggregate, would not have a Parent Material Adverse Effect; and

(b) Each of Murdock, Parent and Purchaser shall have performed in all material respects the obligations required to be performed by him or it under this Agreement at or prior to the Closing Date, except for such failures to perform as have not had or would not have, individually or in the aggregate, a Parent Material Adverse Effect or materially adversely affect the ability of Murdock, Parent and Purchaser to consummate the Merger.

ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time:

(a) by mutual written consent of each of Purchaser and the Company (with the prior approval of the Special Committee); or

(b) by either Purchaser or the Company (with the prior approval of the Special Committee),

(i) if any court of competent jurisdiction in the United States or other United States or State governmental body shall have issued an order, decree or ruling or taken any other action restraining, or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or

(ii) if the Merger shall not have occurred by February 11, 2014 (the “Outside Date”), unless the failure to consummate the Merger is the result of a material breach or failure to perform in any material respect of any covenant or other agreement contained in this Agreement by the party purporting to terminate this Agreement; or

(iii) if the Company Stockholder Approval, including the Disinterested Stockholder Approval, shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof or if there are holders of insufficient shares of the Common Stock present or represented by a proxy at the Company Stockholders’ Meeting to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting and at such meeting there is no approval of the adjournment thereof to a later date; or

(c) by the Company (with the prior approval of the Special Committee),

(i) substantially concurrently with its approval of a Transaction Proposal; provided that the Company has complied with Section 6.4, including the notice provisions herein, and that it pays the Expenses as provided by and defined in Section 9.10; or

(ii) in the event of a material breach or failure to perform in any material respect by Murdock, Parent or Purchaser of any covenant or other agreement contained in this Agreement, or in the event of a material breach of any representation or warranty of Murdock, Parent or Purchaser, in each case such that the condition in Section 7.3(a) or Section 7.3(b) would not be satisfied, and such breach or failure cannot be or has not been cured within the earlier of (A) 15 calendar days after the giving of written notice to Murdock, Parent or Purchaser and (B) the Outside Date; or

(d) by Purchaser,

(i) if the Company (A) enters into a definitive agreement with any Person with respect to a Transaction Proposal or (B) the Company Board withdraws or adversely modifies its approval of or recommendation of the Merger following the public announcement of a Transaction Proposal or as a result of an Intervening Event; or

(ii) in the event of a material breach or failure to perform in any material respect by the Company of any covenant or other agreement contained in this Agreement, or in the event of a material breach of any representation or warranty of the Company, in each case such that the condition in Section 7.2(a) or Section 7.2(b) would not be satisfied, which breach or failure cannot be or has not been cured within the earlier of (A) 15 calendar days after the giving of written notice to the Company and (B) the Outside Date.

Section 8.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 8.1, this Agreement shall be void and have no effect, with no liability on the part of any party hereto or its affiliates, directors, officers or stockholders, except that the provisions of Sections 6.8 (with respect to the reimbursement and indemnification obligations therein) and Article IX shall survive such termination.

Section 8.3 Amendment. Subject to applicable law, this Agreement may be amended by action taken by Parent, Purchaser and the Company at any time. The prior approval of a majority of the members of the Special Committee shall be required in connection with any amendment or modification by or on behalf of the Company. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by each of the parties.

Section 8.4 Extension; Waiver. At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein, except as otherwise provided by law, except as provided by Section 7.1(a) and except that the provisions of Section 6.3 shall not be waived. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing on behalf of such party, and, if such extension or waiver is by or on behalf of the Company, only if it has been approved by a majority of the members of the Special Committee.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Nonsurvival of Representations, Warranties and Agreements.

(a) None of the representations, warranties and agreements made herein shall survive beyond the Effective Time, except for the agreements set forth in Sections 3.1, 3.2, 6.3 and 6.6, and all such representations, warranties and agreements will be extinguished upon consummation of the Merger and none of the Company, Parent and Purchaser, nor any officer, director or employee or stockholder thereof shall be under any liability whatsoever with respect to any such representation, warranty or agreement after such time.

(b) Each of the parties is a sophisticated Person that was advised by knowledgeable counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than this Agreement or the Company Disclosure Schedule and (ii) there are no representations or warranties by or on behalf of any party hereto or any of its respective affiliates or representatives other than those expressly set forth herein, which representations and warranties shall not survive the Effective Time. Without limiting the foregoing, except as expressly set forth herein, none of the Company or any of its affiliates or representatives will have or be subject to any liability to Murdock, Parent, Purchaser or any of their respective affiliates or representatives resulting from the delivery or disclosure to any of them of any documents, forecasts, projections or other written or oral information with respect to the Company’s or any of its Subsidiaries’ respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects by the Company, and each of Murdock, Parent and Purchaser acknowledge the foregoing.

(c) The inclusion of any matter on any disclosure schedule will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Company Material Adverse Effect.

Section 9.2 Entire Agreement; Assignment. This Agreement, the agreements specifically contemplated hereby or referenced herein and that certain side letter, dated as of the date hereof, between the Company and Murdock (a) constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided that Purchaser may assign its rights and obligations to any wholly owned, direct or indirect subsidiary of Parent, but no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations.

Section 9.3 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (a) in person, (b) by facsimile with confirmation of transmission by the transmitting equipment, or (c) by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers or at such other addresses or facsimile numbers as shall be specified by the parties by like notice:

(i)	if to Murdock, Parent or Purchaser, to:

DFC Holdings, LLC
c/o Castle & Cooke, Inc.
10900 Wilshire Boulevard
Los Angeles, California 90024
Attention: David H. Murdock

Fax No.: (310) 824-7756

with a copy to:

Paul Hastings LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
Attention: Peter J. Tennyson, Esq.

Fax No.: (714) 668-6337

(ii)	if to the Company, to:

Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362
Attention: C. Michael Carter, Esq.

Fax No.: (818) 879-6754

with a copy to:

Gibson, Dunn & Crutcher LLP
2029 Century Park East
Los Angeles, California 90067
Attention: Jonathan Layne

Fax No.: (310) 552-7053

(iii) if to the Special Committee, to:

Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362
Attention: Andrew J. Conrad

Fax No.: (310) 317-0437

with a copy to:

Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, California 90067
Attention: Alison S. Ressler; Patrick S. Brown

Fax No.: (310) 712-8800

Section 9.5 Governing Law. This Agreement shall be interpreted, governed by and construed in accordance with the law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

Section 9.6 Submission to Jurisdiction.

(a) The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if said court lacks jurisdiction over the matter, the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined only in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the performance thereof or the debt facilities contemplated thereby, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT INVOLVING THE FINANCING SOURCES.

Section 9.7 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.8 Parties in Interest. This Agreement shall be binding upon, and inure solely to the benefit of, each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except (i) following the Effective Time, as expressly provided in Sections 3.2 and 6.3 and (which are intended to be for the benefit of the Persons referred to therein and may be enforced by such Persons) and (ii) the Financing Sources are made third party beneficiaries of Section 9.6(b), this Section 9.8, Section 9.11 and Section 9.14.

Section 9.9 Counterparts. This Agreement may be executed by facsimile or other electronic means in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 9.10 Expenses.

(a) If any Person (other than Murdock, Parent, Purchaser or any of their respective affiliates) shall have made, proposed, communicated or disclosed a Transaction Proposal in a manner which is or otherwise becomes public and this Agreement is terminated pursuant to Section 8.1(c)(i), then the Company shall, simultaneously with such termination of this Agreement, pay Purchaser in same day funds all reasonable documented out-of-pocket costs, fees and expenses of Parent, Purchaser and/or Murdock incurred in connection with the Merger, this Agreement, the Debt Financing and the transactions contemplated hereby and thereby (including, without limitation, printing fees, filing fees and reasonable fees and expenses of legal and financial advisors and all fees and expenses payable to any financing sources) (the “Expenses”), subject to the last sentence of this Section 9.10(a). Further, if this Agreement is terminated pursuant to Section 8.1(d)(i), then the Company shall, within two Business Days after such termination of this Agreement, pay Purchaser in same day funds the Expenses, subject to the last sentence of this Section 9.10(a). Notwithstanding the foregoing, in no event shall the Expenses paid pursuant to this Section 9.10 exceed $15,000,000.

(b) The Company agrees that the agreements contained in Section 9.10(a) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If the Company fails to promptly pay to Purchaser any of the amounts due under Section 9.10(a), the Company shall pay the reasonable costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment thereof, together with interest on the amount of any unpaid Expenses at the annual rate of four percent above the publicly announced prime rate of Bank of America, N.A. (or, if lower, the maximum rate permitted by law) from the date such Expenses were required to be paid by the Company to the date of payment.

(c) Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that the Company shall pay all costs and expenses (i) in connection with printing and mailing the Proxy Statement and soliciting proxies and (ii) of obtaining any consents of any third party (other than fees paid pursuant to the HSR Act).

Section 9.11 Purchaser Termination Fee.

(a) In the event that this Agreement shall be terminated (i) by the Company pursuant to Section 8.1(c)(ii) (at any time at which Purchaser would not have been entitled to terminate this Agreement pursuant to Section 8.1(d)(ii)), or (ii) by the Company or the Purchaser pursuant to Section 8.1(b)(ii) and, in the case of this clause (ii), at such time of termination, (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been and remain satisfied or are capable of being satisfied at such time (with respect to those conditions that by their terms are to be satisfied at the Closing) and (B) the Company confirms to the Purchaser in writing that (x) all of the conditions set forth in Section 7.3 have been and remain satisfied or are capable of being satisfied at such time (with respect to those conditions that by their terms are to be satisfied at the Closing) or it is willing to waive any unsatisfied conditions in Section 7.3 for the purpose of consummating the Closing and (y) it is willing and able to consummate the Closing, then the Purchaser shall pay to the Company a termination fee of $50,000,000 (the “Termination Fee”) in same day funds within two Business Days after such termination of this Agreement.

(b) Each of Murdock, Parent and Purchaser agrees that the agreements contained in Section 9.11(a) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If Purchaser fails to promptly pay to the Company the Termination Fee, Purchaser shall pay the reasonable costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment thereof, together with interest on the amount of any unpaid portion of the Termination Fee at the annual rate of four percent above the publicly announced prime rate of Bank of America, N.A. (or, if lower, the maximum rate permitted by law) from the date such Termination Fee was required to be paid by Purchaser to the date of payment.

(c) In the event that this Agreement shall have been terminated and the Company shall have received full payment of the Termination Fee in accordance with this

Section 9.11, together with reimbursement and indemnification of expenses pursuant to Section 6.8, 9.10(c) and Section 9.11(b), the receipt of the Termination Fee, together with such expenses, shall be the sole and exclusive remedy of the Company or any other Person in connection with this Agreement, the transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any action against the Purchaser, any affiliate of the Purchaser or any Financing Source arising out of or in connection with this Agreement, any of the transactions contemplated hereby (or the abandonment or termination thereof) or any matters forming the basis for such termination. For the avoidance of doubt, in the event Parent and/or Purchaser fail to effect the Closing (including due to the fact that the Debt Financing is not available to Parent) or otherwise breach this Agreement or fail to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 9.12 and reimbursement and indemnification obligations under Section 6.8, Section 9.10(c) and Section 9.11(b), the Company’s sole and exclusive remedy (other than in connection with fraud) against Purchaser, Parent, the Financing Sources or any of their affiliates in respect of this Agreement, any contract or agreement executed in connection herewith (including the Commitment Letters) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with Article VIII and collect, if due, the Termination Fee from Purchaser (or from Murdock in accordance with the terms of the Equity Commitment Letter) and any interest payable thereon.

(d) Under no circumstances shall the Company be entitled to collect the Termination Fee on more than one occasion and under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 9.12 and any money damages, including all or any portion of the Termination Fee.

Section 9.12 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur if for any reason any party hereto shall have failed to perform its obligations under this Agreement, and, subject to Section 9.12(b), any other party hereto seeking to enforce this Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that any party hereto may have against any other party hereto for any failure to perform its obligations under this Agreement;

(b) Notwithstanding anything in this Agreement to the contrary, the parties hereby acknowledge and agree that the Company shall be entitled to specific performance of Parent’s obligation to cause the full funding of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter and to effect the Closing in accordance with Section 1.2, in each case, only if (i) all conditions in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions), (ii) the Debt Financing (or alternative financing in accordance with Section 6.7) has been funded or will be funded on the date the Closing is required to have occurred pursuant to Section 1.2 upon the delivery of a drawdown notice by Parent if the Equity Financing will be funded at such date, (iii) Parent and/or Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (iv) the Company has confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

Section 9.13 Affiliates. Whenever this Agreement requires Parent or Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of Murdock to cause Parent or Purchaser to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.14 No Liability of Financing Sources. Notwithstanding anything that may be expressed or implied in this Agreement, the Company, the Company Board, Murdock and Purchaser agree, on behalf of themselves and their respective affiliates, that this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein, respectively, with respect to any such party. No Financing Source shall have any liability to the Company or any of its affiliates relating to or arising out of this Agreement the Debt Commitment Letter or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.

[Signature Page to Agreement and Plan of Merger follows.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

/s/ David H. Murdock
DAVID H. MURDOCK

DFC MERGER CORP.

By:	/s/ David H. Murdock
Its:

DFC HOLDINGS, LLC

By:	/s/ David H. Murdock
Its:

DOLE FOOD COMPANY, INC.

By:	/s/ C. Michael Carter
Its:	President & COO